[Cooley Godward Kronish LLP Letterhead]

Mark Weeks	VIA EDGAR AND FACSIMILE
(650) 843-5011
mweeks@cooley.com

April 23, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

Attn: Ruairi Regan

Russell Mancuso

RE:          World Heart Corporation
Registration Statement on Form S-3
Filed March 26, 2010
File No. 333-165721

Ladies and Gentlemen:

On behalf of World Heart Corporation (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3, File No. 333-165721 (the “Registration Statement”).  We are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated April 14, 2010, with respect to the Registration Statement (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Where you can find more information, page 17

1.                                   Please file the Part III information that you incorporate by reference into your Form 10-K for the fiscal year ended December 31, 2009 before requesting acceleration of your Form S-3.  Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company filed its definitive proxy statement for the 2010 annual meeting of stockholders on April 22, 2010 and incorporated by reference the Part III information into its Form 10-K.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

2.                                   Please update your list of incorporated documents.

The Company respectfully acknowledges the Staff’s comment and has updated the list of incorporated documents on page 18 of the Amendment.

Please do not hesitate to contact me at (650) 843-5011 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ Mark Weeks
Mark Weeks

Cooley Godward Kronish LLP

cc: Alex Martin, World Heart Corporation